-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                SCHEDULE 14D-1
            TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                   OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 8)

                                ARAN ENERGY plc
                           (NAME OF SUBJECT COMPANY)

                           ARCO IRISH HOLDINGS INC.
                          ATLANTIC RICHFIELD COMPANY
                                   (BIDDER)

                       ORDINARY SHARES OF IR20p EACH AND
       AMERICAN DEPOSITARY SHARES, EACH REPRESENTING 30 ORDINARY SHARES
                        (TITLE OF CLASS OF SECURITIES)

                                  038-528-105
                     (CUSIP NUMBER OF CLASS OF SECURITIES)


                                 DIANE A. WARD
                          ATLANTIC RICHFIELD COMPANY
                            515 SOUTH FLOWER STREET
                         LOS ANGELES, CALIFORNIA 90071
                                (213) 486-2808

          (NAME, ADDRESS, AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)

                           CALCULATION OF FILING FEE

             TRANSACTION VALUATION*                            AMOUNT OF FILING FEE
             ----------------------                            --------------------
                  $293,987,494                                       $58,800

*   For purposes of calculating the filing fee pursuant to Regulation
    (S)240.0-11(d), the transaction valuation is based upon the purchase of 261,741,729 Ordinary Shares of IR20p each (including Ordinary Shares represented by American Depositary Shares) plus, assuming the exercise of outstanding options, an additional 12,408,271 Ordinary Shares at IR68p per share for cash and the multiplication of such aggregate purchase price by the currency exchange rate of IR(Pounds)1=US$1.577 (such currency exchange rate being derived from the Financial Times dated August 24, 1995).

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

   Amount Previously Paid:             $52,060
   Form or Registration No.:           Schedule 14D-1
   Filing Party:                       ARCO Irish Holdings Inc. and Atlantic Richfield Company
   Date Filed:                         August 25, 1995

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  This amends and supplements the Tender Offer Statement on Schedule 14D-1 of ARCO Irish Holdings Inc. ("ARCO Irish Holdings") and Atlantic Richfield Company ("ARCO"), both corporations incorporated under the laws of Delaware, initially filed with the Securities and Exchange Commission (the "Commission") on August 25, 1995, as amended by Amendment Nos. 1, 2, 3, 4, 5, 6 and 7 thereto filed on September 8, 1995, September 14, 1995, September 20, 1995, September 25, 1995, October 2, 1995, October 3, 1995 and October 4, 1995 (collectively, the "Schedule 14D-1"), with respect to the Offer by N M Rothschild & Sons Limited on behalf of ARCO Irish Holdings, a wholly owned subsidiary of ARCO, to acquire the entire share capital of Aran Energy plc, including all American Depositary Shares.

ITEM 1. SECURITY AND SUBJECT COMPANY.

  Item 1(b) is amended by adding the following paragraphs:

    On October 9, 1995, ARCO and ARCO Irish Holdings increased the consideration under the Offer to (i) IR68p per Aran Ordinary Share and IR(Pounds)20.40 per Aran ADS if the Statoil/Connemara proposal described in the Final Offer Document (as hereinafter defined) is voted down or (ii) IR66p per Aran Ordinary Share and IR(Pounds)19.80 per Aran ADS if the Statoil/Connemara proposal is approved.

    Information concerning the number of outstanding Ordinary Shares and ADSs is set forth under the caption "Bases of Calculation and Sources of Information" in Appendix 3 to the Final Offer Document and is incorporated herein by reference.

  Item 1(c) is amended by adding the following sentence:

    The information set forth under the caption "Market Price Data and Principal Purchases" in Appendix 2 to the Final Offer Document is incorporated herein by reference.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

  Item 3(b) is amended by adding the following sentence:

    The information set forth under the caption "General" in Appendix 2 to the Final Offer Document is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  Item 4(a) is amended by adding the following sentence:

    The information set forth under the caption "Amount and Source of Funds" in Appendix 2 to the Final Offer Document is incorporated herein by reference.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

  Item 5 is amended by adding the following sentence:

    The information set forth in the letter from the Chairman of ARCO Irish Holdings in the Final Offer Document and in the Form of Proxy for use in connection with the Aran Extraordinary General Meeting convened for October 23, 1995 is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

  Items 6(a) and (b) are amended by adding the following sentence:

    The information set forth under the caption "General" in Appendix 2 to the Final Offer Document is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

  Item 7 is amended by adding the following sentence:

    The information set forth in the letter from the Chairman of ARCO Irish Holdings in the Final Offer Document and in the Form of Proxy for use in connection with the Aran Extraordinary General Meeting convened for October 23, 1995 is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

  Item 10(f) is amended by adding the following sentence:

    The information set forth in the Final Cash Offer for Aran Energy plc dated October 9, 1995 (the "Final Offer Document") (a copy of which is filed as Exhibit (a)(17) hereto), the Disclosure Document dated October 9, 1995 (a copy of which is filed as Exhibit (a)(18) hereto), the Revised Letter of Transmittal (a copy of which is filed as Exhibit (a)(19) hereto), the Form of Acceptance, Authority and Election for the Ordinary Shares (a copy of which is filed as Exhibit (a)(20) hereto), the Revised Notice of Guaranteed Delivery (a copy of which is filed as Exhibit (a)(21) hereto), the Form of Proxy for use in connection with the Aran Extraordinary General Meeting convened for October 23, 1995 (a copy of which is filed as Exhibit
  (a)(22) hereto), the Advertisement published in the Wall Street Journal on October 10, 1995 (a copy of which is filed as Exhibit (a)(23) hereto) and the text of the press release dated October 9, 1995 (a copy of which is filed as Exhibit (a)(16.9) hereto) is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

  Item 11(a) is amended by adding the following exhibits:

      (a)(16.9) Text of press release dated October 9, 1995.
      (a)(17)   Final Cash Offer for Aran Energy plc dated October 9, 1995.
      (a)(18)   Disclosure Document dated October 9, 1995.
      (a)(19)   Revised Letter of Transmittal.
      (a)(20)   Form of Acceptance, Authority and Election for the Ordinary
                Shares.
      (a)(21)   Revised Notice of Guaranteed Delivery.
      (a)(22)   Form of Proxy for use in connection with the Aran Extraordinary
                General Meeting convened for October 23, 1995.
      (a)(23)   Advertisement published in the Wall Street Journal on October
                10, 1995.

  After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 10, 1995                    Atlantic Richfield Company


                                          By /s/ Terry G. Dallas
                                          _____________________________________
                                               Vice President & Treasurer

                                          ARCO Irish Holdings Inc.


                                          By /s/ Terry G. Dallas
                                          _____________________________________
                                                  Senior Vice President

                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER                           DESCRIPTION OF DOCUMENT
 -------                          -----------------------
 (a)(16.9) Text of press release dated October 9, 1995.

 (a)(17)   Final Cash Offer for Aran Energy plc dated October 9, 1995.

 (a)(18)   Disclosure Document dated October 9, 1995.

 (a)(19)   Revised Letter of Transmittal.

 (a)(20)   Form of Acceptance, Authority and Election for the Ordinary Shares.

 (a)(21)   Revised Notice of Guaranteed Delivery.

 (a)(22)   Form of Proxy for use in connection with the Aran Extraordinary
           General Meeting convened for October 23, 1995.

 (a)(23)   Advertisement published in the Wall Street Journal October 10, 1995.